PROSPECTUS SUPPLEMENT NO. 19                  Filed Pursuant to Rule 424 (b) (3)
(To Prospectus dated June 12, 2000)         Registration Statement No. 333-36632


                                [SEMTECH LOGO]

          $400,000,000 4 1/2% Convertible Subordinated Notes Due 2007
                                      and
    4,735,970 Shares of Common Stock Issuable Upon Conversion of the Notes

                           ----------------------------

     The following information supplements information contained in our prospectus dated June 12, 2000, relating to the potential offer and sale from time to time by holders of the notes and the underlying shares of our common stock. See "Plan of Distribution" in our prospectus.

     This prospectus supplement may only be delivered or used in connection with our prospectus. This prospectus supplement is incorporated by reference into our prospectus. Our common stock is listed on The Nasdaq National Market under the symbol "SMTC."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


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                  Prospectus Supplement dated July 24, 2001.
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     We originally issued and sold the notes to Morgan Stanley & Co.
Incorporated and Banc of America Securities LLC, as initial purchasers, in a transaction exempt from the registration requirements of the Securities Act.
The initial purchasers sold the convertible notes to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all the notes and common stock into which the notes are convertible.

                        _______________________________

     The following table supplements the information in our prospectus with respect to the selling holders and the principal amounts of notes and common stock they beneficially own that may be offered under our prospectus. The information is based on information provided by or on behalf of the selling holders. All information provided in this prospectus supplement is as of July 20, 2001.

     The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered by this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information about their notes in transactions exempt from the registration requirements of the Securities Act. None of the selling holders has had any material relationship with us or our affiliates within the past three years. This table assumes that other holders of notes or any future transferee from any such holder do not beneficially own any common stock other than common stock into which the notes are convertible.

                                                                                                               Common Stock
                                                  Principal Amount of       Common Stock        Common       Beneficially Owned
                                                  Notes Beneficially     Beneficially Owned     Stock        After Offering /2/
Name and Address                                  Owned and Offered       Before Offering       Offered/1/    Amount        %
----------------------------------------------------------------------------------------------------------------------------------

Deutsche Banc Alex Brown Inc.................          $26,837,000           2,769,797            317,748      2,769,797       *
1251 Avenue of the Americas
New York, NY 10020

Pacific Life Insurance Company...............          $   500,000                   0              5,920              0       *
700 Newport Center Drive
Newport Beach, CA 92660-6397

Sage Capital.................................          $    75,000              11,840                888         11,840       *
540 South Osprey Avenue
Sarasota, FL 34236-7525
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TOTAL........................................          $27,412,000           2,781,637            324,556      2,781,637       *
==================================================================================================================================

 *   Less than 1%.
/1/ Assumes conversion of all the holder's notes at a conversion price of $84.46 per share of common stock and resale of all shares of common stock offered hereby.
/2/ Calculated based on Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended.

     The foregoing is a list of selling holders who are either purchasers or transferees of the notes and for whose benefit we entered into that certain Registration Rights Agreement dated as of February 14, 2000. We make no representation that any note issued will be or has been sold pursuant to this prospectus.

     Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements or amendments to this prospectus, if necessary. In addition, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment. As a result, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

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